Exhibit 99.9

CONFIDENTIAL

CARBONITE OPENTEXT MASTER Q&A

November 11, 2019

General/Media

1. Who is OpenText?

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OpenText is the global leader in Enterprise Information Management with a strong roster of services and customer channels that are complementary to ours. We are confident Carbonite is well positioned to continue to grow and succeed under OpenText’s ownership. OpenText also has a strong roster of information and security services – like Encase, Hightail, Core and Easylink, and customer channels that are complementary to ours.

•	Together, we believe we will be able to have the resources needed to better integrate, innovate and scale, bringing our unique cyber resilience solutions to partners and customers across the globe.

2. Why are you choosing to do this transaction now?

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Carbonite received expressions of interest from multiple strategic and financial parties – leading our Board to conduct a robust and thorough process to identify the best way to maximize shareholder value.

•	The Board of Directors unanimously determined that a transaction with OpenText would deliver compelling, immediate and substantial cash value to shareholders.

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The enterprise value of the transaction is approximately $1.42 billion. On a per share basis, this represents a 78% premium to Carbonite’s unaffected closing stock price on September 5, the last trading day before a media report was published speculating about a potential sale process.

•	We are excited to join with them as we enter our next stage of growth.

3. Can you say more about the process and the valuation?

•	The Board ran a thorough and comprehensive process.

•	The Board’s multi-month process involved contact with a number of strategic and financial parties.

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Our Board of Directors and leadership team believe deeply in the unique value that our integrated solutions present and is confident that this transaction accelerates our ability to achieve our mission to make cyber resiliency simple, reliable and accessible in the connected world.

•	We are excited to join with OpenText as we enter our next stage of growth.

•	The Board of Directors unanimously determined that a transaction with OpenText would deliver compelling, immediate and substantial cash value to shareholders.

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The enterprise value of the transaction is approximately $1.42 billion. On a per share basis, this represents a 78% premium to Carbonite’s unaffected closing stock price on September 5, the last trading day before a media report was published speculating about a potential sale process.

•	Further details of the Board’s process will be detailed in our filings with the Securities and Exchange Commission (“SEC”), which will be available on www.SEC.Gov.

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4. Just two months ago, you announced a new executive team – will they stay on at Carbonite after the transaction?

•	Our executive team has been leading the Company forward over the past number of months, continuing to deliver on our plans.

•	They remain focused on the business, as we will continue to operate as an independent Company until close.

5. Did the Company have any activist investors in the stock pushing for a sale?

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Carbonite received expressions of interest from multiple strategic and financial parties – leading our Board to conduct a robust and thorough process to identify the best way to maximize shareholder value.

6. Was the Webroot deal done in order to make the Company more attractive for a potential sale?

•	No. These were independent business decisions.

•	We’ve been focused on delivering on that transaction and what we can do for customers and partners.

7. What is the current state of the Webroot integration? What will OpenText do about the integration?

•	The integration with Webroot is ongoing, and the Company has made progress across all areas of the business.

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We continue to see tremendous opportunity to disrupt the data protection and cybersecurity markets with the combination of Carbonite and Webroot, and fulfill unmet needs to protect laptops, desktops, servers, and critical information stored in the cloud.

8. What will happen to the Carbonite, Webroot, and Mailstore brands?

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We have been working with a third-party branding agency to understand the power and integrity of each brand. We know we will need to continue the evolution of the brand, and over time we expect to be able to share details about that specific path.

9. What regulatory approvals will be required to close the transaction?

•	The agreement is subject to regulatory approvals in the U.S. and Germany, the tender of a majority of the outstanding shares of Carbonite common stocks, and other customary closing conditions.

•	We are confident in the highly complementary nature of this transaction and the value it will create for customers. We are all working to close this transaction as quickly as possible.

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Employees

10. What does this mean for Carbonite employees?

•	Today’s announcement is the first step in a process – there will be no immediate changes as a result of today’s news.

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The transaction with OpenText represents an exciting next step for Carbonite. We are confident that this aligns with our mission to make cyber resiliency simple, reliable and accessible in the connected world, and supports our growth strategy moving forward.

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Traditionally targeting the enterprise, OpenText is thrilled to leverage our product portfolio and customer channels to serve consumers and SMBs around the globe. OpenText has offices in 35 countries, providing a tested platform for growth and new sales opportunities. OpenText is impressed with our team and what we have accomplished and together, we believe we will be able to integrate, innovate and scale.

•	It is still early in the process, and there are many decisions to be made.

•	We are committed to keeping you informed, and we will provide additional details on our integration planning. OpenText recognizes our success over the years and knows we have a talented team.

•	As with any transaction of this nature, we can expect there may be some organizational change as result of overlapping functions after the transaction closes.

•	Our ask is for employees to continue to execute on our annual goals and focus on our mission – to make cyber resiliency simple, reliable and accessible in the connected world.

11.	What does this mean for our office locations? OpenText has core office location overlap with Carbonite in many cities – will we be closing our HQ Location? Will we consolidate our other locations?

•	The announcement of this transaction is just the first step in this process, and there is still much work to be done with respect to integration planning, including our global location strategy.

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Decisions about specific locations will be made as part of integration planning but OpenText is an international business with offices in 35 countries and we will continue to operate as independent companies until after closing.

•	Over the coming months, an integration planning team will determine how best to join our operations following the close of the transaction.

•	We are committed to keeping you informed and will share additional information as it becomes available.

12. When will you announce any organizational changes?

•	The announcement of this transaction is just the first step in this process, and there is still much work to be done with respect to integration planning.

•	It would be premature to discuss potential organizational changes at this point, but we will provide additional details as they become available.

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13. What does this mean for my equity compensation? What does this mean for my RSUs? ESPP plans?

•	At closing, all Carbonite shareholders will receive $23.00 in cash for each share of Carbonite they own.

•	On RSU grants and options, good news: In connection with the closing of the transaction any outstanding RSU grants will full vest, subject to any determinations for certain performance vesting awards.

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The ESPP will continue until the deal close and all outstanding purchase rights under the ESPP will automatically be exercised at the earlier of the deal close or the last day of the current offering period. However, no new participants can join the plan and no participant can increase his/her participation.

•	We will share more information on owned stock, RSU grants, and ESPP process as those details are solidified.

•	There are no immediate changes to our compensation strategy as a result of this announcement.

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As a reminder, until the deal closes, we will continue to operate our business as usual. Carbonite and OpenText will continue to operate independently as separate companies, and we don’t expect any changes to our benefits packages.

•	For questions around benefits, please connect with your HR Business Partner.

14. Can I still expect to receive my Q3 and Q4 bonus? What about future merit planning?

•	There are no immediate changes to our compensation strategy as a result of this announcement. It is business as usual until the transaction closes.

15. OpenText is based in Canada; will I have to relocate as a result of this transaction?

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While OpenText is headquartered in Canadian company, they have offices in 35 countries. Less than 10% of their employee base is located in Canada. There are no plans for employee relocation at this time.

16. Will employees continue to report to their same manager?

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Until closing, we continue to operate our business as usual. Carbonite and OpenText will continue to operate independently as separate companies, and we don’t expect any changes to our reporting structure.

17. What does this mean for my health and other benefits, like PTO and procedures, and work from home options?

•	There are no immediate changes to our employee benefits as a result of this announcement.

•	Carbonite and Webroot employees should continue to complete their Open Enrollment tasks for 2020 benefits.

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Until closing, we continue to operate our business as usual, and we don’t expect any changes to our benefits package. Carbonite and OpenText will continue to operate independently as separate companies until closing.

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18. What is the organization telling our customers and partners about this news?

•	We are telling our customers that we are operating as usual with the same focus on providing high quality service and solutions.

•	They can continue to count on the same people they know and trust.

19. How will this deal affect current development projects and priorities?

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Until closing, we will continue to operate our business as usual. Carbonite and OpenText will continue to operate independently as separate companies, and the most important thing we can do is stay focused on executing our goals for the year and delivering on our mission to our clients.

•	OpenText is excited about the development projects and data protection/security product integration planning that we have underway.

•	A deliberate and thoughtful assessment of the joint product roadmaps will be undertaken following closing.

•	You should continue your FY2020 planning process currently underway.

20. Will we host Sales Kick Off in January 2020 as planned?

•	Until, closing, we will continue to operate our business as usual. We plan to hold Sales Kick Off in mid-January 2020.

21. Is this news public information? Can I talk about it to my friends and family?

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Yes. The deal is now public, and you can share the news with customers, partners, family and friends. However, make sure you don’t pass along misinformation and you should not speculate on the transaction or discuss in detail. Its ok to share information in FAQs we distribute. Please read this document thoroughly to ensure you understand what you can and cannot say, and please refrain from speculating about the deal. Please refer to our social media policies on the Carbonite and Webroot What’s Next SharePoint sites Please do not discuss the transaction on social media.

•	If you are unsure whether you are allowed to disclose or discuss something or you have unanswered questions, please email askcarb@carbonite.com.

•	If you receive questions from reporters or analysts, please do not do not give them any information and immediately direct them to media@carbonite.com.

22. Where can I learn more about OpenText’s policies and processes?

•	You will continue to operate under Webroot and Carbonite’s policies and processes until close.

•	We will communicate any new policies and processes as they arise.

23. Who can I contact for HR-related questions?

•	You should continue to work with your current HR business partner.

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24. How does the acquisition impact my immigration status/visa?

•	There are no immediate changes as a result of this announcement. It is business as usual until the transaction closes.

•	We are committed to keeping you informed as best we are able and will share additional information as it becomes available.

•	If you believe something about your status is of concern, please reach out to HR business partner to discuss.

25. What happens from now until the transaction closes?

•	It remains business as usual. Carbonite will continue to operate independently until the transaction is closed.

•	During this time, we will remain focused on enhancing our solutions and delivering value to our customers.

26. We have many job openings. Are we still hiring during this interim period?

•	Until the transaction closes, we will operate as separate companies and business as usual. We will continue to evaluate candidates during this period.

Customers/Partners

27. What does this mean for Carbonite customers?

•	Today’s announcement is just the first step in a process – there will be no immediate changes in the way we serve you as a result of today’s news.

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The transaction represents an exciting next step for [Mailstore / Webroot / Carbonite] as it enables us to continue providing robust [data protection platforms/cybersecurity solutions] to more businesses around the world.

•	We are confident that this transaction aligns with our mission to make cyber resiliency simple, reliable and accessible in the connected world, and supports our growth strategy moving forward.

•	It also allows us to [expand/strengthen our offerings], which will enhance the services we can provide to our loyal customers and partners.

28. Will the combined company continue to provide the same solutions and services?

•	Today’s announcement is just the first step in a process – there will be no immediate changes in the way we serve you as a result of today’s news.

•	Traditionally targeting the enterprise, OpenText is thrilled to leverage our product portfolio and customer channels to serve consumers and SMBs around the globe.

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Together, we believe we will be able to integrate, innovate and scale faster, expand and strengthen our offerings and enhance our services across a global platform for our loyal customers and partners.

29. Where can I get additional information?

•	If you have any questions related to this news, please don’t hesitate to contact [your existing point of contact] with any questions or email [insert contact].

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30. Will there be any changes to our existing contracts/agreements?

•	Today’s announcement is just the first step in a process – there will be no immediate changes in the way we work with you as a result of today’s news.

31. Will my point of contact change?

•	Today’s announcement is just the first step in a process – there will be no immediate changes in the way we serve you as a result of today’s news.

•	Your existing points of contact with Carbonite remains the same—please don’t hesitate to contact [your existing point of contact] with any questions or email [insert contact].

32. What are the next steps in the process?

•	The transaction is expected to close in the next few months, subject to the receipt of regulatory clearance and other customary closing conditions.

•	Until that time, it is business as usual.

33. Who can answer questions I may have?

•	If you have any questions related to this news, please don’t hesitate to contact [your existing point of contact] with any questions or email [insert contact].